April 16, 2007
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549 (USA)

Re:	Brasil Telecom Participações S.A. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 1-14477
Dear Mr. Spirgel:
          Following are our responses to the comment letter dated April 2, 2007, regarding the report referred to above:
Note 23. Loans and financing, page F-31

h. Covenants and guarantees, page F-33

1. We note your response to prior comment 1. The proposed disclosure you have provided does not appear to address all of the components of the R$622 million charge that was booked in the quarter ended December 31, 2005. For each component, please disclose the nature of the charge, the amount recorded to the income statement during 2005, and the reason the charge was taken in the fourth quarter of 2005 (rather than earlier in the year or in previous years). In addition, please clarify whether the disclosure regarding FGTS and PL SC relates to the total charge of $622 million. It appears that you should provide similar disclosure regarding these charges. Please provide your revised disclosure that you propose to include in future filings.

Response:

According to our understanding of your previous request, our response letter dated March 19, 2007 intended to specify the components of the provision related to labor and social security obligations and the reversal of tax credits related to FUST.

Regarding your request above, we booked the R$622 million charge in the fourth quarter of 2005, because it wasn’t until the fourth quarter that the Company was prepared to attribute value to the components by completing the necessary evaluation, including obtaining a legal opinion, examining documents and conducting technical studies. It is important to emphasize that all these charges refer to the fiscal year ended December 31, 2005.

To better clarify the nature of all items and the reasons of the charges, we have described below the disclosure that we would propose to include in our future filings:

Brasil Telecom S.A. booked provisions in its financial statements relating to the fiscal year ended on December 31, 2005 in the amount of R$ 622 million, with an impact on the Companies financial statements.

Following is the nature of each component of the provisions:
•	Due to facts, legal decisions and jurisprudence trends in 2005, which created the need to adjust the contingencies, the Company booked provisions related to labor and social security legal proceedings. We highlight the following issues that were the basis for the calculation of the provision (R$198 million):
•	Subsidiary Responsibility: Brasil Telecom subcontracts parts of its telephony plant maintenance; however, according to Brazilian law, in certain situations, such as the insolvency of the subcontractor, we will be responsible for all related labor and social security obligations. The responsibility for these charges will revert to the Company if the subcontractor does not fulfill its obligations. Due to the termination of maintenance contracts and, following, the insolvence of certain subcontractors in 2005, Brasil Telecom booked provisions related to these obligations to settle the labor and social security related debts of these companies.

•	Inflation related FGTS (Government Severance Indemnity Fund for Employees) purge refers to the process where former Brasil Telecom employees claim the application of an inflation related correction on FGTS (Government Severance Indemnity Fund for Employees) deposits for the period between 1990 and 1991. Brazil’s Federal Constitution establishes that the prescription period is up to two years after the labor contract is terminated for the assertion of a complaint lawsuit for labor rights. With the occurrence of a conflicting decision in the regional courts, recognizing in part and refusing in part the plaintiff’s rights, TST — Tribunal Superior do Trabalho (Superior Labor Court) resolved that the understanding which grants the rights to complain was valid and it established new rules for the counting of the prescription period. In light of this definition by TST in 2005, Brasil Telecom booked a provision related to the lawsuits that had the prescription period re-established.

•	PL SC — This request refers to differences related to the profit sharing plan of Telesc, a company that was merged into Brasil Telecom, and which was filed by former employees of Telesc whose risk was evaluated as “probable.” A charge that corresponded to their claims was made in the Company’s records. Due to a new decision of the courts in 2005, rendered by “Refusal Decision,” specific rules were set for the definition of the plaintiff’s rights. Due to this circumstance, Brasil Telecom re-evaluated its provisions to better reflect the new amount at risk.
•	Due to studies made in 2005, our independent actuarial consultant indicated that the mortality table UP84 is no longer the most appropriate table to be used in the actuarial calculation of retirement plan obligations of Fundação BrT Prev, since it does not accurately reflect Brazilians current life expectation, therefore, the Company started using table UP94+2. For US GAAP reconciliation purposes the effect of the change in the mortality table was included in the unrecognized gains or loss according with stated in SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions”. On January 1, 2006, the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, and since this date the unrecognized gain or loss was included in “Other accumulated comprehensive income” (R$171 million).
•	Historically the company had been recognizing tax credits (ICMS — Value Added Tax) related to electric energy consumption based on legal opinion by jurists. Due to the latest decisions of the Brazilian courts regarding the subject, the Company decided to reverse part of these tax credits related to electric energy consumption of its switching centers that is not directly used in rendering of its telecommunications services. According to these decisions, the Company should book such tax credits only if they are directly related to the services it renders. A similar situation was faced by the sector during 2005. (R$127 million)

•	In December, Anatel — Agência Nacional de Telecomunicações (National Telecommunications Agency), through a new act (Abstract number 7/2005), changed the understanding established by Instruction nr. 29/2003 from the same institution, defining that the interconnection costs could not be excluded from the calculation basis for the contribution to the Fust. Due to this new Anatel’s interpretation, Brasil Telecom and the others telecommunications services Companies wrote-off the selected credits according to the revoked rule. (R$52 million)

•	Risks of losses in client’s bills subject to co-billing procedures of other fixed and mobile telephone operators. Brasil Telecom operates outside its concession area where other operators’ clients are able to use our carrier selection code 14 to complete long distance calls. Due to an increase in the revenue from co-billing in 2005 and the difficulty in obtaining information from the operators to properly charge clients, our losses in client’s bills increased. As a result, the Company booked a provision to reflect the increased losses in its allowance for doubtful accounts. (R$74 million)

     Should you have any further questions regarding this response, please contact the undersigned at 55-61-3415-1010.
     The Company acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Charles Laganá Putz
Charles Laganá Putz
Chief Financial Officer